Table of Contents

Banco Bradesco S.A
Exhibit 6.1

Bradesco ADR
Earnings per share	December 31,

	2005	2006	2007

Weighted average number of preferred
shares outstanging (in shares)	1,460,839,863	1,472,508,873	1,505,136,649
10% right for preferred shares	146,083,986	147,250,887	150,513,665

Adjusted weighted average number of
preferred shares outstanding
(in shares) for EPS calculation	1,606,923,849	1,619,759,760	1,655,650,314

Weighted average number of common shares outstanging
(in shares)	1,465,770,912	1,470,575,223	1,504,008,900

Total weighted average number of
shares outstanding (in shares) (A)	3,072,694,761	3,090,334,983	3,159,659,214

Net income (in millions of reais) (B)	R$6,310	R$6,462	R$7,908

EPS for common shares (B)/(A)=(C)	R$2.05	R$2.09	R$2.50
EPS for preferred shares (C) + 10%	R$2.26	R$2.30	R$2.75